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April 22, 2019

Re:                             DouYu International Holdings Limited (CIK No. 0001762417)
Registration Statement on Form F-1

Mr. Bernard Nolan

Ms. Barbara C. Jacobs

Mr. Frank Knapp

Mr. Craig Wilson

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Nolan, Ms. Jacobs, Mr. Knapp and Mr. Wilson:

On behalf of our client, DouYu International Holdings Limited., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are submitting the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with filing the Registration Statement, the Company submits to the staff (the “Staff”) of the Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter (the “Comment Letter”) dated April 11, 2019 on the Company’s draft registration statement on Form F-1 submitted on April 4, 2019 (the “Revised Draft Registration Statement”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Revised Draft Registration Statement, and two copies of the submitted exhibits.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company. The Company has responded to all of the Staff’s comments by revising the Revised Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Revised Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.

On behalf of the Company, we wish to thank you and other Staff of the Commission for your prompt response to the Company’s request for comments. The Company currently contemplates to filing an amendment to the Registration Statement containing the estimated price range and offering size and launching the road show as soon as legally permissible in early May 2019, subject to market conditions. As such, the Company greatly appreciates the Staff’s prompt review and feedback to this filing.

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Combined and Consolidated Statements of Comprehensive Loss, page F-4

1.                                      In looking at your related disclosures of the number of ordinary and convertible redeemable preferred shares on page F-41, it appears your pro forma basic and diluted number of weighted average shares outstanding is overstated. Please revise or advise.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-4 and F-41 of the Registration Statement.

2.                                      Tell us how the disclosures regarding your foreign currency translation adjustment in the amount of RMB 325.6 million for the year ended December 31, 2018 comply with disclosures required by ASC 830-30-45-20 and ASC 830-30-50-1. In addition, please revise your discussion of Key Components of Results of Operations on page 91 to discuss the basis for and magnitude of the adjustment for the year ended December 31, 2018.

The Company respectfully advises the Staff that the foreign currency translation adjustment of RMB 325.6 million for the year ended December 31, 2018 all resulted from the translation of the financial statements of the consolidating entities within the Company, its subsidiaries and its variable interest entities (the “Group”) with functional currency other than the Group’s reporting currency in RMB. The Company further advises the Staff that it has considered the guidance under ASC 830-30-45-20 and ASC 830-30-50-1 as follows:

•                  The beginning and ending amount of cumulative translation adjustments and the adjustment for the year ended December 31, 2018 were disclosed in the combined and consolidated statement of changes in shareholders’ deficit for the year ended December 31, 2018 on page F-5.

•                  There was no adjustment resulting from gains and losses from hedges or intra-entity balances.

•                  The amount of income taxes allocated to translation adjustments was nil as disclosed in the combined and consolidated statements of comprehensive loss on page F-4.

•                  There is no sale or complete or substantially complete liquidation of an investment in a foreign entity, which would lead to the amount transferred from cumulative translation adjustments and included in determining net income.

In response to the Staff’s comment, the Company has revised its disclosure on page 95 of the Registration Statement to discuss the basis for and magnitude of the adjustment for the year ended December 31, 2018.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com), Steve Wang at +852 2533-1092 (xuelin.wang@davispolk.com), or Mingming Su at sumingming@douyu.tv.

Thanks for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:                                Mr. Shaojie Chen, Chief Executive Officer

Mr. Wenming Zhang, Co-Chief Executive Officer

Mr. Mingming Su, Chief Strategy Officer

DouYu International Holdings Limited

Mr. Allen C. Wang, Esq., Partner

Latham & Watkins LLP

Mr. Jimmy Chen, Partner

Deloitte Touche Tohmatsu Certified Public Accountants LLP